UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2024

Commission File Number: 001-39152

FSD PHARMA INC.
(Translation of registrant's name into English)

199 Bay St., Suite 4000

Toronto, Ontario M5L 1A9, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INCORPORATION BY REFERENCE

This Form 6-K/A and the exhibits included herein are being incorporated by reference into the Registrant’s Registration Statement on Form F-3 (SEC File No. 333-276264 (including any prospectuses forming a part of such Registration Statement).

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to the report on Form 6-K originally filed by FSD Pharma Inc. (the “Company”) with the Securities and Exchange Commission (“SEC”) on May 15, 2024 (the “Initial Report”) is being filed in order to incorporate Exhibits 99.1, 99.2, 99.3 and 99.4 filed as part of the Initial Report into the Company’s Registration Statement on Form F-3 (File No. 333-276264), including any prospectuses forming a part of such Registration Statement, and shall be deemed to be  part thereof from the date of which the Initial Report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

DOCUMENTS INCORPORATED BY REFERENCE

Exhibits 99.1, 99.2, 99.3 and 99.4, included with this Amendment No. 1 is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-276264), including any prospectuses forming a part of such Registration Statement, and shall be deemed to be a part thereof from the date on which the Initial Report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FSD Pharma Inc. (Registrant)

Date: August 13, 2024	By:	/s/ Nathan Coyle
Nathan Coyle, Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1

Condensed Interim Consolidated Financial Statements for the three months ended March 31, 2024 and 2023 (incorporated by reference to Exhibit 99.1 in the Company’s Form 6-K (File No. 001-39152) as furnished on the SEC on May 15, 2024).

Exhibit 99.2

Management’s Discussion And Analysis for the three months ended March 31, 2024 and 2023 (incorporated by reference to Exhibit 99.2 in the Company’s Form 6-K (File No. 001-39152) as furnished to the SEC on May 15, 2024.

Exhibit 99.3	CEO certification of interim filings (incorporated by reference to Exhibit 99.3 in the Company’s Form 6-K (File No. 001-39152) as furnished to the SEC on May 15, 2024).

Exhibit 99.4	CFO certification of interim filings (incorporated by reference to Exhibit 99.4 in the Company’s Form 6-K (File No. 001-39152) as furnished to the SEC on May 15, 2024).

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